Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 10 DATED JULY 7, 2020
TO THE OFFERING CIRCULAR DATED MARCH 11, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated March 11, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment - 851 Hart Owner LLC

On February 19, 2019,  we directly acquired a first mortgage loan with a principal balance of $2,750,000 (the “851 Hart Senior Loan”). The borrowing entity, 851 Hart Owner LLC, a New York limited liability company (“851 Hart Owner”), used the loan proceeds to acquire and renovate a multifamily property located at 851 Hart Street, Brooklyn, NY 11237 (the “851 Hart St Property”). Per the terms of the purchase and sale agreement, the building was delivered vacant and was intentionally 0% occupied so that the borrower could commence renovations as soon as possible.

After completing the renovations and leasing up the property, on July 2, 2020, 851 Hart Owner repaid the 851 Hart Senior Loan in full. The 851 Hart Senior Loan bore an interest rate equal to the 1-month LIBOR Index + 5.75%, adjusted monthly, with a minimum floor rate of 7.50%. All interest has been paid in full over the term of the loan, and the investment yielded an internal rate of return (“IRR”) of approximately 9.9%. The final IRR was higher than the stated rate because 851 Hart Owner funded renovation and interest reserves at closing.